May 27, 2009
VIA EDGAR
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Emulex Corporation
Schedule 14D-9, filed May 15, 2009
File No. 005-34050

Preliminary Proxy Statement, filed May 15, 2009
File No. 001-31353

Soliciting Materials filed pursuant to Rule 14a-12, filed May 19, 2009
File No. 001-31353
Dear Mr. Duchovny:
          Enclosed for filing on behalf of Emulex Corporation (the “Company”) is Amendment No. 2 (the “14D-9 Amendment”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2009 (as amended from time to time, the “Schedule 14D-9”), and Amendment No. 1 (the “Consent Revocation Amendment”) to the Company’s Consent Revocation Statement on Schedule 14A, originally filed with the Commission on May 15, 2009 (as amended from time to time, the “Consent Revocation Statement”). Under separate cover, courtesy copies of the 14D-9 Amendment and the Consent Revocation Amendment (in the case of the Consent Revocation Statement, marked to show changes) are also being provided.
          The 14D-9 Amendment and Consent Revocation Amendment are being filed, among other reasons, to address comments relating to the Schedule 14D-9 and the Consent Revocation Statement received from the staff of the Commission (the “Staff”) by letter dated May 21, 2009 (the “Staff Letter”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter. The comments in the Staff Letter have been incorporated into this response letter for your convenience.

Daniel F. Duchovny
May 27, 2009

          Capitalized terms used in this response letter and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9 or the Consent Revocation Statement, as applicable.
Schedule 14D-9
1.	Please update your disclosure in the 14D-9 and the preliminary proxy statement as a result of changes made by Broadcom in its offer document.
          Emulex Response
          The Schedule 14D-9 and the Consent Revocation Statement have been updated as a result of the changes, filed with the Commission by Broadcom and Purchaser through May 25, 2009, to Broadcom’s Consent Solicitation Statement, originally filed with the Commission on May 5, 2009 (as amended from time to time, the “Consent Statement”) and Purchaser’s Offer to Purchase, originally filed with the Commission on May 5, 2009 (as amended from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase and any amendments and supplements thereto, the “Offer”). The updates are set forth in the 14D-9 Amendment and the Consent Revocation Amendment.
Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 3
2.	Please tell us why you need to qualify your disclosure “to the knowledge” of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.
          Emulex Response
          The disclosure in Item 3 of the Schedule 14D-9 referenced in the Staff’s comment has been amended pursuant to the 14D-9 Amendment to delete the “to the knowledge” qualification.
Item 4. The Solicitation or Recommendation — Reasons for the Recommendation, page 14
3.	Refer to the paragraph captioned “The Offer Does Not Fully Reflect the Intrinsic Value of the Company.” The disclosure following the caption, relating to the financial advisor’s opinion of the offer’s inadequacy, does not appear to support the caption which relates to the company’s intrinsic value. Please revise or advise.
          Emulex Response
          Pursuant to the 14D-9 Amendment, the heading of the paragraph captioned “The Offer Does Not Fully Reflect the Intrinsic Value of the Company” in Item 4 of the Schedule 14D-9 has

Daniel F. Duchovny
May 27, 2009

been amended to “The Offer Is Inadequate from a Financial Point of View to the Company’s Stockholders.”
4.	Refer to the paragraph captioned “The Company’s Recent Convergence Contact Wins.” Please clarify whether a design win results in fact in a contract for the company’s products. Also, clarify the basis for your expectation that the design wins will result in “multi-million dollar opportunities.”
          Emulex Response
          The Company supplementally informs the Staff that by awarding the design wins to the Company, the Company’s customers are agreeing to purchase the Company’s design winning products for incorporation into the customer’s products to which the design win relates. Consistent with industry practice, the 12 new design wins awarded to the Company are expected to result in a new contract or an amendment to an existing supply contract pursuant to which the Company will supply the design winning Company products.
          Further, the Company supplementally informs the Staff that the Company determined that its design wins are expected, in the aggregate, to result in “multi-million dollar opportunities,” based on projections developed by the Company that were developed from the “bottom up,” taking into account (a) the units of each customer’s products expected to be sold, based on (i) the projected demand for server platform products (as reported in independent third party reports), (ii) each customer’s own estimates and (iii) the Company’s estimates of each customer’s market share based on that customer’s current market share, (b) the Company’s estimates of the percentage of each customer’s products for which the Company will supply its products (which depends on whether the customer sole sources the product or has multiple sources for the product), and (c) the projected revenue to be generated by products expected to be included in the Company’s customers’ products. The Company further believes its estimates are reliable, for a number of reasons, including the following: (1) these design wins have been awarded by large multinational original equipment manufacturers (“OEMs”), with tens of billions of dollars in revenue, and which are expected, based on projections of independent third party sources, to achieve significant market share in the new converged networking market; (2) the Company has existing design wins with these customers that are each currently generating, in the aggregate for each customer, more than $10 million per year; and (3) substantially all of the design wins awarded to the Company by these customers in the past have resulted in incorporation of the Company’s products into the customers’ products, with resulting revenues.
5.	Please explain why the company is unable to provide additional disclosure on the scope and nature of its contract wins (page 15).
          Emulex Response

Daniel F. Duchovny
May 27, 2009

          The Company supplementally informs the Staff that the design wins relate to unannounced OEM products that are highly confidential and competitively sensitive. The Company is contractually prohibited from providing any disclosure on the identity of the OEMs that have awarded the design wins or any additional disclosure on the scope and nature of its contract wins pursuant to non-disclosure agreements entered into by the Company with the OEMs awarding such wins. The Company’s OEM customers compete against each other in highly competitive markets and, for competitive reasons, closely guard the confidentiality of information regarding the nature and features of their unannounced products. The Company’s contractual obligation to keep the design win information confidential extends until such time as the OEM publicly discloses the product launch of the product incorporating the applicable Company design. Accordingly, the Company is unable to provide additional disclosure on the scope and nature of its contract wins at this time. Furthermore, if the Company were required to disclose additional information regarding these design wins, the Company expects that such disclosure would jeopardize the Company’s ability to secure additional design wins or to retain the design wins that have already been awarded, and may subject the Company to liability. The Company does not believe that additional information regarding the Company’s recent design wins is material to its stockholders.
6.	Refer to the section captioned “The Offer does not compensate the Company’s stockholders for a range of other initiatives.” Please revise your disclosure to describe the level of certainty, if any, you have with respect to each future development listed. Additionally, to the extent known, please quantify the expected effect of each development.
          Emulex Response
          The Company’s Level of Certainty with Respect to Each Future Development
          The Company informs the Staff supplementally that due to the competitive nature of the markets within which the Company operates, it is difficult to predict with certainty the effects on the Company’s results of operations of the initiatives described in the Company’s disclosure cited by the Staff in comment number 6, or to quantify those effects (see below). However, with respect to the Company’s new value-added Fibre Channel and I/O solutions, the Company has seen data security take on increasing importance with both companies and consumers, and development of the Company’s data encryption HBA and SAN Management Software is being driven by customer requests. These factors increase the certainty that these products will result in a meaningful impact on the Company’s earnings. Furthermore, as disclosed in the 14D-9 Amendment and Consent Revocation Amendment, the Company believes that there is a high degree of certainty that the Company will achieve the stated savings of approximately $20 million in connection with its aggressive expense reduction initiative. With respect to the Company’s increased operating leverage initiative, the new converged networking market overlaps significantly with the markets for the Company’s pre-existing products. This will allow the Company to use its

Daniel F. Duchovny
May 27, 2009

existing sales and marketing infrastructure in support of the emerging market for converged networking. Furthermore, only a relatively small portion of the Company’s operating expenses are variable with revenue. Historically, this combination of factors has produced revenue growth at a rate that significantly outstripped operating expenses, which suggests that similar leveraging of the new converged network market with the Company’s pre-existing markets is achievable. Finally, with respect to the international strategy initiative, as disclosed in the 14D-9 Amendment and Consent Revocation Amendment, the Company believes with a high degree of certainty that, barring any changes in effective tax rates or domestic or foreign tax legislation, it will achieve savings that will positively impact earnings.
          Quantification of the Expected Effect of Each Initiative
          The Company has revised its disclosure in order to quantify, to the extent reasonably possible, the expected impact of the Company’s new value-added Fibre Channel and I/O solutions, aggressive expense reduction and international strategy initiatives. The Company is not able to predict with any certainty the quantitative impact of the Company’s increased operating leverage initiative at this time.
          See the Company’s response to comment number 10 of the Staff Letter below for more information regarding the Company’s new value-added Fibre Channel and I/O solutions, aggressive expense reduction, increased operating leverage and international strategy initiatives.
7.	Please provide us a copy of any Goldman Sachs’ report to your board of directors supplementally.
          Emulex Response
          In response to the Staff’s comment, the Company advises the Staff that Goldman, Sachs & Co. (“Goldman Sachs”), the Company’s financial advisor, has informed the Company that Goldman Sachs will supplementally furnish the Staff with Goldman Sachs’ May 14, 2009 presentation to the Board under separate cover on the date hereof.
Preliminary Proxy Statement
General
8.	Please file the solicitation/recommendation offer document, or appropriate excerpts, as soliciting materials. Also file the presentation to investors filed as soliciting materials on May 19, 2009 as an exhibit to Schedule 14D-9.
          Emulex Response

Daniel F. Duchovny
May 27, 2009

          In response to the Staff’s comment, on the date of filing of the 14D-9 Amendment, the Company will file, in its entirety, the disclosure contained in the section entitled “Reasons for the Board’s Recommendation” in Item 4 of the Schedule 14D-9 as soliciting material pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Company’s Investor Presentation filed with the Commission on May 19, 2009 as soliciting material under Rule 14a-12 (the “Investor Presentation”) was filed as Exhibit (a)(4) to the Schedule 14D-9, pursuant to Amendment No. 1 to the Schedule 14D-9, filed with the Commission on May 21, 2009.
Reasons to Reject Broadcom’s Proposals, page 1
9.	For each proposal disclose in further detail the potential effects, both positive and negative, on existing security holders of the company.
          Emulex Response
          The Consent Revocation Statement has been amended to include the potential effects of each proposal on existing security holders of the Company. Please see page 6 of the Consent Revocation Amendment.
10.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example, your assertions or beliefs that:
•	the company is “...a leading supplier of a broad range of advanced network infrastructure solutions ...”

•	are included in the bullet point captioned “30-Year History of Technological Innovation and Market Transformation.”

•	(1) the rapidly expanding converged networking market is at an inflection point, (2) its rapid growth will more than double the Company’s addressable market to approximately $1.5 billion by 2013, and (3) the total addressable market for the Company will grow at a compounded annual rate of 20% from 2009 to 2013.

•	the company has a “strong position in the enterprise class fibre channel adapter market.”

•	the offer “does not fully reflect the intrinsic value of the Company.”

Daniel F. Duchovny
May 27, 2009

•	that “Broadcom was aware of significant new non-public design wins by the Company in converged networking, prior to making its proposal on April 21, 2009.”

•	that the company’s recent contract wins are anticipated to have “a significant impact on the Company’s revenues beginning in calendar year 2010” and that “these contract wins will allow it to capture a significant share of the converged networking market, which will contribute meaningful incremental revenues to the Company’s already significant market share in the fibre channel market.”

•	that “Broadcom has access to information not available to the Company’s stockholders.”

•	that the Company’s new value-added fibre channel and I/O solutions “will help to differentiate its existing fibre channel offering, which are expected to result in enhanced revenues and margins.” (emphasis added)

•	that the Company’s expense reductions will “translate into annual savings of $20 million.”

•	that the “increased addressable market and revenue base for the Company resulting from its expansion into the new converged network market are anticipated to positively impact the Company’s operating margins” (emphasis added)

•	that the international initiatives undertaken in 2009 “will have the further benefit of reducing its tax rate materially in fiscal year 2010 and beyond.”
          Emulex Response
          Set forth below is the relevant support for each of the assertions and beliefs of the Company identified in the Staff’s comment or otherwise contained in the Consent Revocation Statement. This information is being provided to the Staff on a supplemental basis. In addition, the Schedule 14D-9 and the Consent Revocation Statement have been amended pursuant to the 14D-9 Amendment and the Consent Revocation Amendment, respectively, in order to clearly characterize each statement or assertion of opinion or belief as such.
          The Company is a leading supplier of a broad range of advanced network infrastructure solutions. This information is based on the Company’s approximate 37% market share in the Storage Area Network (“SAN”) Host Bus Adapters (“HBAs”) as reported by the Dell’Oro Group (“Dell’Oro”) in its Storage Area Network Host Bus Adapters market summary, first quarter, 2009 (the “Dell’Oro March 2009 Report”). Dell’Oro is an independent third party networking and telecommunications market research firm. The relevant data from reports prepared by

Daniel F. Duchovny
May 27, 2009

Dell’Oro is being furnished supplementally to the Staff under separate cover pursuant to Rule 12b-4 under the Exchange Act.
          The Company has a 30-Year History of Technological Innovation and Market Transformation. The Company was founded in 1979 and, as stated in the Company’s disclosure in the Schedule 14D-9 and Consent Revocation Statement, the Company has built a track record as a technology innovator by developing leading-edge solutions to emerging market trends. The Company has also proven its ability to successfully undergo significant transition to take advantage of market transformations, convert new technology solutions into highly effective commercial products, compete successfully with key competitors and establish leadership positions in markets such as Fibre Channel. Supplementally, the Company informs the Staff that the Company currently holds over 100 patents for its products dating back to 1982, indicating that it is and has been a technology innovator. In addition, as illustrated in slide number 13 of the Investor Presentation, the Company has shown an ability to transition its business to produce new products as the networking market has undergone significant transformation over the last 30 years. Furthermore, as stated elsewhere in this response letter and in the Schedule 14D-9 and Consent Revocation Statement, the Company is a leading supplier of advanced network solutions by market share according to Dell’Oro, indicating its leadership position and ability to compete successfully by developing highly effective commercial products. Finally, several examples of the Company’s ability to successfully undergo significant transition to take advantage of market transformations are set forth below.
•	Fibre Channel: Beginning in the late 1990’s, the growth of digital data began to outstrip the capabilities of existing architectures to manage, store, and provide timely access to critical information. In 1994, a one gigabit per second (“Gb/s”) Fibre Channel product, a standard communications technology, was approved by the American National Standards Institute (“ANSI”), to address traditional device input/output (“I/O”) limitations. It emerged as the first storage networking technology to be widely adopted by the world’s leading server and storage systems manufacturers and is now available in two, four, and eight Gb/s solutions. The Company’s first Fibre Channel product began selling in volume in 1996. As reported in the Dell’Oro March 2009 Report, the Company and one other company combined to ship approximately 93% of the total Fibre Channel HBAs shipped during the first calendar quarter of 2009.

•	Internet SCSI: In early 2003, the Internet Engineering Task Force (“IETF”) ratified a storage networking standard known as Internet SCSI (“iSCSI”). It delivers the SCSI storage protocol over the familiar Internet Protocol (“IP”), and Ethernet transports. Building iSCSI-based SANs has become a less costly alternative to creating Fibre Channel-based SANs. While the range of iSCSI connectivity solutions spans simple Ethernet Network Interface Cards (“NICs”), that are commonly used for Ethernet Local Area Network (“LAN”) applications, up to high performance iSCSI HBAs that offer full protocol processing offload from the host computer, today’s iSCSI installations

Daniel F. Duchovny
May 27, 2009

are dominated by low-end one Gb/s NIC deployments that suffice for smaller organizations or lower performance applications. The Company began investing in iSCSI technology in 2001 with its acquisition of Giganet, Inc.

•	Fibre Channel Over Ethernet (“FCoE”): In early 2007, a new technology specification called FCoE was presented to an ANSI accredited committee. The FCoE protocol specification maps Fibre Channel natively over 10Gb/s Ethernet and is independent of the 10Gb/s Ethernet forwarding scheme. It allows an evolutionary approach towards I/O consolidation by preserving all Fibre Channel constructs, maintaining the same latency, security, and traffic management attributes of Fibre Channel while preserving investments in Fibre Channel drivers, tools, training, and SANs. FCoE recognizes Fibre Channel as the dominant storage protocol in the data center while giving customers a viable I/O consolidation solution. FCoE simplifies customer environments by using 10Gb/s Ethernet and allowing the industry to avoid creating another separate protocol for I/O consolidation. The Company has been awarded several new design wins by its OEM customers in this developing market, illustrating the Company’s continued ability to undergo transition and take advantage of market transformations.
          Additional examples of the Company’s ability to successfully undergo significant transition to take advantage of market transformations are set forth in Item 1 of the Company’s Annual Reports on Form 10-K filed with the Commission since 1982.
          The Company’s expertise in Fibre Channel has positioned it to take a leading share of the emerging converged networking market. Incorporation of the Fibre Channel protocol is one of the primary aspects of the emerging converged networking market (i.e., the convergence of storage area networks (“SANs”), which are Fibre Channel-based and LANs, which are Ethernet-based). Based on the Dell’Oro March 2009 Report, two companies have a combined market share of over 90% in Fibre Channel HBAs. As one of these two companies, the Company can combine its Fibre Channel expertise with 10Gb/s Ethernet technology to develop products in the converged networking market. The Company has entered into an agreement with a third party to provide the Company with 10Gb/s Ethernet technology to produce converged networking solutions, which the Company believes will enable it to take a leading share of the emerging converged networking market.
          The rapidly expanding converged networking market is at an inflection point. The inflection point referenced in the Company’s disclosure, and widely recognized in the industry, is the dramatic growth expected from the converged networking market, which to date has been small, as multiple protocols are converged onto one network based on 10Gb/s Ethernet technology.

Daniel F. Duchovny
May 27, 2009

          The converged networking market’s rapid growth will more than double the Company’s addressable market to approximately $1.5 billion by 2013. The approximately $1.5 billion figure referenced in the Company’s disclosure represents the Company’s total addressable market. Dell’Oro estimates the expanded market opportunity in converged networking to be approximately $797 million in 2013, which when added to the approximately $679 million Fibre Channel HBA and Mezzanine HBA market, equals approximately $1.5 billion. This statement is based on the information set forth in (i) Table 1 of the Dell’Oro Network Adapter Report 5-Year Forecast 2009-2013, January 2009 (the “Network Adapter Report”) entitled “Network Adapter Market — 10 Gbps Ethernet Cards,” which includes the FCoE adapter market in addition all other 10Gb/s adapters, and (ii) Table 6 of the Dell’Oro SAN Report 5-Year Forecast 2009-2013, January 2009 (the “SAN Report”) entitled “Worldwide FC HBA Market.”
          The total addressable market for the Company will grow at a compounded annual rate of 20% from 2009 to 2013. The Company’s addressable market in 2009 is the sum of the Fibre Channel HBA market plus the FCoE market for a total of approximately $704 million. The Company’s addressable market in 2013 is the sum of the Fibre Channel HBA -and Mezzanine HBA market plus the market opportunity in converged networking (10Gb/s Ethernet cards) for a total of $1.476 billion, or approximately $1.5 billion. This is a 2009-2013 compounded annual rate of growth rate of approximately 20%.
          The Company has a strong position in the enterprise class Fibre Channel adapter market. This statement is based on the Company’s approximately 37% market share in the enterprise class Fibre Channel market as reported in the Dell’Oro March 2009 Report.
          The offer does not fully reflect the intrinsic value of the Company. This statement has been amended to “The Offer Is Inadequate from a Financial Point of View to the Company’s Stockholders.” As disclosed in the Consent Revocation Statement, the Board considered the advice of its financial advisor, Goldman Sachs, in reaching this determination.
          In addition, because “intrinsic value” is difficult to define, the Company has amended the Schedule 14D-9 and Consent Revocation Statement pursuant to the 14D-9 Amendment and Consent Revocation Amendment, respectively, to delete the statement, “... and is not sufficient to compensate the Company stockholders for the intrinsic value of the Company.”
          Broadcom was aware of significant new non-public design wins by the Company in converged networking, prior to making its proposal on April 21, 2009. Approximately one week prior to Broadcom’s April 21, 2009 announcement of its proposal to acquire the Company, the Company was informed by a major OEM customer by telephone that the Company had obtained certain design wins at the expense of the incumbent provider, Broadcom. It is the Company’s understanding that the OEM also informed Broadcom that it had not been awarded the design wins and that Broadcom was aware that it lost the design wins to the Company.

Daniel F. Duchovny
May 27, 2009

          The Company’s recent contract wins are anticipated to have a significant impact on the Company’s revenues beginning in calendar year 2010 and will allow the Company to capture a significant share of the converged networking market, which will contribute meaningful incremental revenues to the Company’s already significant market share in the Fibre Channel market. The Company’s support for this statement is set forth in slide numbers 28 and 29 of the Investor Presentation, which is based on Table 1 of the Dell’Oro Network Adapter Report and on projections developed by the Company that were developed from the “bottom up,” in the manner described in the Company’s response to comment number 4 of the Staff Letter set forth above.
          Broadcom has access to information not available to the Company’s stockholders. As described above, approximately one week prior to Broadcom’s April 21, 2009 announcement of its proposal to acquire the Company, the Company was informed by a major OEM customer by telephone that the Company had obtained certain design wins at the expense of the incumbent provider, Broadcom. It is the Company’s understanding that the OEM also informed Broadcom that it had not been awarded the design wins and that Broadcom was aware that it lost the design wins to the Company. Thus, although the Company is contractually restricted by its confidentiality obligations owed to its OEM customers from sharing additional information regarding these design wins with its stockholders, the Company believes that Broadcom has such information.
          The Company’s new value-added Fibre Channel and I/O solutions will help to differentiate its existing Fibre Channel offering, which are expected to result in enhanced revenues and margins. The Company’s support for this statement is set forth in slide numbers 29, 30 and 31 of the Investor Presentation. Historically, margins decrease over time, however, if new value added features are added to products, customers are typically willing to pay more for products that include these value-added enhanced features, and the margins are better on such products. The Company believes that this will be the case with its new value-added Fibre Channel and I/O solutions.
          The Company’s expense reductions will translate into annual savings of $20 million. In the second half of calendar year 2008, the Company reduced headcount by 78 employees, which equated to approximately $12 million in direct savings. The Company has calculated approximately $8 million in additional savings from other expense reductions including reducing domestic employee paid-time-off accrual by one half, suspending the Company 401(k) retirement plan match, and reducing travel, marketing events, meals and entertainment. Collectively, these expense reductions amount to approximately $20 million in annual savings.
          The increased addressable market and revenue base for the Company resulting from its expansion into the new converged network market are anticipated to positively impact the Company’s operating margins. The Company anticipates that its revenue growth due to the increased addressable market and revenue base resulting from its expansion into the

Daniel F. Duchovny
May 27, 2009

converged networking market will increase faster than its operating expenses through 2013. As a result, the Company expects that its operating margins will increase. Additional support for this statement is set forth in slide number 30 of the Investor Presentation.
          The international initiatives undertaken by the Company in 2009 will have the further benefit of reducing its tax rate materially in fiscal year 2010 and beyond. As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 29, 2008, filed with the Commission on August 20, 2008 (the “2008 Annual Report”), the Company created an Irish subsidiary during the latter part of the Company’s fiscal year 2008 to expand the Company’s international operations by providing local customer service and support to the Company’s customers outside the United States. In addition, the Company granted an intellectual property license and entered into a research and development cost sharing agreement with a newly formed subsidiary in the Isle of Man. The international subsidiaries of the Company ramped up operations in the Company’s fiscal year 2009. These subsidiaries, in addition to the Company’s other international subsidiaries, are allowed to recognize profits consistent with their risks and functions. The profits that the Company’s international subsidiaries recognize may be taxed in jurisdictions with tax rates lower than the United States, thus the Company’s overall effective tax rate is expected to decrease. Currently, the Company is forecasting approximately 50% of its profits in fiscal year 2010 will be in international jurisdictions with lower tax rates than the United States.
Soliciting Materials filed pursuant to Rule 14a-12 filed May 19, 2009
11.	We note in page 2 of the presentation that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M,2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
          Emulex Response
          Per the Staff’s request in a phone conversation, the Company confirms that it will include a clarifying statement in its forward-looking statements legends that the Private Securities Litigation Reform Act of 1995 is not applicable to forward-looking statements made in connection with a tender offer.
12.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for

Daniel F. Duchovny
May 27, 2009

opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your assertions that:
•	you have a “$150+ million opportunity for FY12” in converged networking;

•	the market for converged networking will be $1.5 billion in 2013;

•	relate to your estimated revenues, operating margins and earnings per share in fiscal year 2012;

•	relate the strategic advantages described on page 14 of the presentation;

•	relate to the industry recognition described on page 25 of your presentation and to the market’s reaction to Broadcom’s offer on page 37 of your presentation;

•	relate to market share on page 27 of your presentation; and,

•	imply that the company’s prospects in the converged networking area are going to continue or improve after fiscal year 2012 (page 29).
          Emulex Response
          The Company has $150+ million opportunity for FY12 in converged networking. This statement is based on projections developed by the Company that were developed from the “bottom up,” in the manner described in the Company’s response to comment number 4 of the Staff Letter set forth above. Additional support for this statement is contained on slide numbers 28 and 29 of the Investor Presentation.
          The market for converged networking will be $1.5 billion in 2013. Please see the Company’s response to comment 10 of the Staff Letter above.
          Assertions relating to the Company’s estimated revenues, operating margins and earnings per share in fiscal 2012. Please see the Company’s response to comment 10 of the Staff Letter above.
          Assertions on slide 14 of the Investor Presentation relating to the strategic advantages described therein. The support for the Company’s assertions set forth on slide number 14 of the Investor Presentation is as follows:
•	Fibre Channel IP. As disclosed on page 2 of the 2008 Annual Report, the Company’s product offerings include ASICs and switches and are sold to many of the world’s leading server and storage providers. The Company’s first Fibre Channel product began selling in volume in 1996. As reported in the Dell’Oro March 2009

Daniel F. Duchovny
May 27, 2009

Report, the Company and one other company combined to ship approximately 93% of the total Fibre Channel HBAs shipped during the first calendar quarter of 2009. Furthermore, as announced by the Company in press releases issued on February 19, 2009 and February 24, 2009, copies of which are available on the Company’s website at www.emulex.com, the Company has also launched an encryption product and its management software, HBAnyware.

•	Breadth of Product Portfolio at Network Control Points. The Company currently ships Fibre Channel HBAs and, with the Company’s announcement on February 18, 2009 of its Universal Converged Network Adapter (“UCNA”) product, the Company now has a product portfolio for each major networking protocol (IP, Fibre Channel, FCoE, and iSCSI). This offering will allow OEMs to select the Company’s products for their entire product line for IP and Fibre Channel networking. The Company currently ships or has technology in development or qualification cycles for LAN on Motherboard (“LOM”), adapters, embedded switches/bridges as well as a storage target device.

•	Customer Relationships and Go-to-Market Strategy. The Company has long term supplier agreements with IBM, Hewlett-Packard, Sun Microsystems and Dell (Tier 1 Server OEMs) and IBM, Hewlett-Packard, Sun Microsystems, EMC, Network Appliance, Hitachi Data Systems (Tier 1 Storage OEMs). Based on the Company’s registered VARs, Distribution POS, and reseller databases for the America, Asia Pacific, and Europe, Middle East and Africa regions, the Company has approximately 3,000 resellers. Over the past year, the Company has hired a new Chief Marketing Officer and a new Senior Vice President of Sales to help with the new focus on market share growth.

•	Installed Base. Actual Fibre Channel ports shipped life-to-date through the third quarter of fiscal year 2009 was approximately 6.6 million, which the Company rounded to 7 million, and actual embedded ports shipped life-to-date through the third quarter of fiscal year 2009 was approximately 59 million, which is greater than the 55 million referenced in the Investor Presentation.

•	Global Presence. The Company maintains offices in the United States, India, China, Ireland, Germany, France, Japan, and the United Kingdom. In addition, a significant portion of the Company’s 3,000 resellers referenced above are located outside of the United States.
          Assertions relating to the industry recognition described on slide number 25 of the Investor Presentation and to the market’s reaction to Broadcom’s offer on slide number 37 of the Investor Presentation. These statements were compiled from industry and analyst sources. The source documents for these statements are being furnished supplementally to the Staff under separate cover pursuant to Rule 12b-4 of the Exchange Act.

Daniel F. Duchovny
May 27, 2009

          Assertions relating to market share on slide number 27 of the Investor Presentation. The Company based its statement regarding its approximate 37% market share on data contained in the Dell’Oro March 2009 Report.
          Assertions implying that the Company’s prospects in the converged networking area are going to continue or improve after fiscal year 2012 on slide number 29 of the Investor Presentation. The Company based its revenue estimates for years beyond fiscal year 2012 on the same model as its estimates for fiscal year 2012 as set forth above in this response to comment 12 of the Staff Letter. Projections for converged network revenue are based primarily on the 12 design wins the Company has secured to-date along with its expected channel business and reflect a modest expectation that the Company will capture approximately 30% of the converged networking market. Only a fraction of the total potential platforms in converged networking are represented in the Company’s estimates. Thus, as OEMs continue to transition their product offerings to the emerging 10Gb/s Ethernet technology, the Company expects that (i) the market for products incorporating its existing design wins will continue to grow and (ii) that it will secure additional design wins, and that these factors combined will ultimately leverage its first mover advantage and increase the Company’s market share and revenues beyond the projections of $150 million for fiscal 2012, with increasing improvement expected in the years following 2012.
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Daniel F. Duchovny
May 27, 2009

          The Company respectfully requests the Staff’s assistance in completing its review of the 14D-9 Amendment and Consent Revocation Amendment as soon as possible. Please direct any further comments to the Schedule 14D-9, the Consent Revocation Statement, the 14D-9 Amendment and the Consent Revocation Amendment, and questions regarding this response letter to Michelle A. Hodges or David C. Lee, of Gibson, Dunn & Crutcher LLP, the Company’s outside counsel, whose contact information is indicated on the cover page of the Schedule 14D-9 and the 14D-9 Amendment.
          In response to the Staff’s request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Randall G. Wick
Randall G. Wick
Senior Vice President, General Counsel

cc:	Jonathan K. Layne, Gibson, Dunn & Crutcher LLP Michelle A. Hodges, Gibson, Dunn & Crutcher LLP David C. Lee, Gibson, Dunn & Crutcher LLP